UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-37814

OSISKO GOLD ROYALTIES LTD
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

OSISKO ANNOUNCES C$260 MILLION BOUGHT DEAL OF
CONVERTIBLE SENIOR UNSECURED DEBENTURES
PSP Investments to invest C$100 Million

(Montréal, October 16, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, convertible senior unsecured debentures (the “Debentures”) of Osisko in an aggregate principal amount of C$260 million (the “Offering”). The Offering will be comprised of C$160 million public offering of Debentures (the “Public Offering”) and a C$100 million private placement of Debentures (the “Private Offering”).

In connection with the Offering, PSP Investments has committed to purchase C$100 million of Debentures through the Private Offering on the same terms and conditions as the Public Offering. The Underwriters have been granted an option, exercisable in whole or in part at any time up to 48 hours prior to the closing of the Private Offering, to increase the size of the Private Offering by up to an additional C$40 million.

The Debentures will bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures will be convertible at the holder's option into Osisko common shares at a conversion price of C$22.89 per share (representing a conversion premium of approximately 40% to the reference price of C$16.35 and a conversion rate of 43.6872 Osisko shares per C$1,000 principal amount of debentures). The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

A preliminary short form prospectus qualifying the distribution of the Debentures offered through the Public Offering will be filed with securities regulatory authorities in all of the provinces of Canada. The Offering is subject to customary regulatory and stock exchange approvals, with closing expected to occur on or about November 3, 2017.

The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Forward-looking Statements
Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments with respect to the directors and officers of Osisko. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward- looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD
(Registrant)

Date: October 16, 2017	By:	/s/ Joseph de la Plante
Joseph de la Plante
	Title:	Vice-President, Corporate Development